211 North Broadway Suite 2600 Saint Louis, Missouri 63102

August 21, 2015

Via Edgar

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Foresight Energy LP
Amendment No. 1 to Registration Statement on Form S-3
Filed August 7, 2015
File No. 333-205438

Ladies and Gentlemen:

Set forth below is the response of Foresight Energy LP (the “Partnership”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2015, with respect to Amendment No. 1 to Registration Statement on Form S-3, File No. 333-205438, filed with the Commission on August 7, 2015 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

General

1.	We note that the form of senior indenture and the form of subordinated indenture you have filed as exhibits includes guarantees issued by your subsidiary guarantors. If you intend to issue guarantees on your debt, please include your subsidiary guarantors as co-issuers in the registration statement, add the guarantees in the registration statement fee table, and include the guarantees in the legal opinion. In addition, tell us, with a view toward disclosure, how your financial statements include the information required by Rule 3-10 of Regulation S-X relating to the subsidiary guarantors.

RESPONSE:

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that while the forms of indentures contemplate possible future guarantors, the Partnership does not intend to issue guarantees on the Partnership’s debt under the

Registration Statement. Therefore the Partnership has determined it is not required to include any subsidiary guarantors as co-issuers in the registration statement, add the guarantees in the registration statement fee table, or include the guarantees in the legal opinion. Furthermore, since no subsidiary guarantees will be issued under the Registration Statement, the information required by Rule 3-10 of Regulation S-X relating to subsidiary guarantors is not required.

While the forms of indentures give the Partnership flexibility to include subsidiary guarantors, the Partnership acknowledges that if it were to add a subsidiary guarantor for debt that it may desire to issue, the Partnership would need to file a new registration statement including the subsidiary guarantor as a co-issuer, add the guarantee to the fee table, file a legal opinion covering the guarantee, and comply with Rule 3-10 of Regulation S-X.

*        *        *         *        *

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

FORESIGHT ENERGY LP

By:	/s/ Robert D. Moore
Name:	Robert D. Moore
Title:	President and Chief Executive Officer

Enclosures

cc:	Oscar Martinez (Foresight Energy LP)
Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)
E. Ramey Layne (Vinson & Elkins LLP)